# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: California BanCorp \ CA, CIK 0001795815
CUSIP: 84252A106
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 12265 El Camino Real, Suite 210, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001666749

## Reporting persons
- Castle Creek Capital Partners VI, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,522,105; sole dispositive power 0; shared dispositive power 1,522,105; aggregate amount beneficially owned 1,522,105 (4.7% of the class)
- Castle Creek Capital VI LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,522,105; sole dispositive power 0; shared dispositive power 1,522,105; aggregate amount beneficially owned 1,522,105 (4.7% of the class)

## Item 1. Issuer
Name of issuer: California BanCorp \ CA
Address of issuer's principal executive offices: 12265 El Camino Real, Suite 210 San Diego, CA, 92130

## Item 2. Person Filing
Name of person filing:
Castle Creek Capital Partners VI, LP
Castle Creek Capital VI LLC
Address of principal business office or, if none, residence:
11682 El Camino Real, Suite 320
San Diego, CA 92130
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,522,105
Percent of class: 4.7
Shared power to vote or to direct the vote: 1,522,105
Shared power to dispose or to direct the disposition: 1,522,105

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Castle Creek Capital Partners VI, LP: /s/ John Eggemeyer, John Eggemeyer, Managing Principal of Castle Creek Capital VI LLC, the general partner of the Reporting Person (02/10/2026)
- Castle Creek Capital VI LLC: /s/ John Eggemeyer, John Eggemeyer, Managing Principal (02/10/2026)